SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 09, 2013

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Announcement of LM Ericsson Telephone Company, dated April 09, 2013 regarding “Ericsson’s Annual General Meeting 2013”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: April 09, 2013

PRESS RELEASE APRIL 9, 2013

Ericsson’s Annual General Meeting 2013

Telefonaktiebolaget LM Ericsson’s Annual General Meeting (“AGM”) was held on April 9, 2013 in Stockholm.

Dividend

The proposed dividend of SEK 2.75 per share was approved by the AGM. The record day for dividend was set to Friday, April 12, 2013. Payment from Euroclear Sweden AB is expected to take place on Wednesday, April 17, 2013.

Adoption of the Profit and Loss Statements and the Balance Sheets

The AGM resolved to adopt the Profit and Loss Statement and the Balance Sheet for the Parent Company as well as the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet for the Group for 2012. The members of the Board of Directors and the President were discharged from liability for the fiscal year 2012.

Board of Directors

In accordance with the proposal of the Nomination Committee, Leif Johansson was reelected Chairman of the Board of Directors. Roxanne S. Austin, Sir Peter L. Bonfield, Börje Ekholm, Alexander Izosimov, Ulf J. Johansson, Sverker Martin-Löf, Hans Vestberg and Jacob Wallenberg were re-elected to the Board and Nora Denzel, Kristin Skogen Lund and Pär Östberg were elected new members of the Board of Directors.

Board of Directors’ Fees

The AGM resolved, in accordance with the Nomination Committee’s proposal, on a yearly fee to the Chairman of the Board of SEK 3,850,000 (previously SEK 3,750,000), and fees to non-employed members of the Board, elected by the AGM, of SEK 900,000 each (previously SEK 875,000 each). Fees for Committee work to non-employed members of the Committees, elected by the AGM, were approved as follows (unchanged); SEK 350,000 to the Chairman of the Audit Committee and SEK 250,000 to each of the other members of the Audit Committee, SEK 200,000 to each of the Chairmen of the Finance and Remuneration Committee and SEK 175,000 to each of the other members of the Finance and Remuneration Committee.

The AGM approved the Nomination Committee’s proposal to enable payment of part of the fees to the members of the Board for the Board assignment, in the form of synthetic shares.

Auditor

The AGM elected PricewaterhouseCoopers AB auditor for the period up until the end of the AGM 2014.

Guidelines for Remuneration to Group Management

In accordance with the Board of Directors’ proposal, the AGM resolved to approve the Guidelines for remuneration to Group Management.

PRESS RELEASE APRIL 9, 2013

Long-Term Variable Remuneration Program (LTV)

In accordance with the Board of Directors’ proposals, the AGM resolved as follows:

LTV 2013 and transfer of treasury stock

•

Implementation of LTV 2013, with the same structure as previous programs. The program comprises in total up to 32.2 million B shares and includes the Stock Purchase Plan for all employees, the Key Contributor Retention Plan and the Executive Performance Stock Plan. All plans are based on the employees’ own investment in Ericsson shares. If the shares are retained for a period of three years and the employment remains, the participants obtain matching shares from the company. The following performance criteria were resolved for the Executive Performance Stock Plan 2013; net sales compound annual growth rate between 2 and 8 percent (2012-2015), operating income compound annual growth rate between 5 and 15 percent (2012- 2015), and cash conversion at or above 70 percent annually (2013, 2014 and 2015).

•	Transfer of up to 26.6 million B shares during the period November 2013 up to and including November 2017, free of consideration, to employees covered by the terms of the LTV 2013.

•

Transfer of up to 5.6 million B shares on NASDAQ OMX Stockholm, prior to the AGM 2014, at a price within the at each time prevailing price interval for the share, to cover certain expenses, mainly social security charges.

The Company has approximately 3.3 billion shares in issue. As per today, the Company holds approximately 82,193,250 million shares in treasury. The 32.2 million B shares allocated for LTV 2013 now correspond to approximately 1 percent of the total number of outstanding shares.

Transfer of treasury stock for previously resolved LTV programs

•

Transfer of approximately 17.7 million B shares on NASDAQ OMX Stockholm prior to the AGM 2014 to cover certain expenses, mainly social security charges, which may occur in relation to the Long-Term Variable Remuneration Programs 2009, 2010, 2011 and 2012.

Proposal to amend the articles of association

The AGM resolved not to approve Carl Axel Bruno’s proposal to add wording to the articles of association that at least one fourth of the Board members shall be men and at least one fourth of the Board members shall be women.

Proposal on voting rights

The AGM resolved not to approve Einar Hellbom’s proposal to delegate to the Board of Directors to review and present to the next AGM how the shares are to be given equal voting rights.

PRESS RELEASE APRIL 9, 2013

Resolution on delegations to the Board of Directors

The AGM resolved not to approve the proposals from Thorwald Arvidsson to delegate to the Board to take action to create a shareholders’ association in the company, to write to the Government of Sweden, requesting a commission to investigate changed legislation regarding abolishment of voting power differences, and to prepare a proposal regarding Board representation for small and midsize shareholders.

NOTES TO EDITORS

Download high-resolution photos and broadcast-quality video at www.ericsson.com/press

Ericsson is a world-leading provider of communications technology and services. We are enabling the Networked Society with efficient real-time solutions that allow us all to study, work and live our lives more freely, in sustainable societies around the world.

Our offering comprises services, software and infrastructure within Information and Communications Technology for telecom operators and other industries. Today 40 percent of the world’s mobile traffic goes through Ericsson networks and we support customers’ networks servicing more than 2.5 billion subscriptions.

We are more than 110,000 people working with customers in more than 180 countries. Founded in 1876, Ericsson is headquartered in Stockholm, Sweden. In 2012 the company’s net sales were SEK 227.8 billion (USD 33.8 billion). Ericsson is listed on NASDAQ OMX, Stockholm and NASDAQ, New York stock exchanges.

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